Mail Stop 3720

August 24, 2006

Mr. Richard Tennant
Vice President and Chief Financial Officer
iBasis, Inc.
20 Second Avenue
Burlington, MA 01803

> **Re**:   **iBasis, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 0-27127**

Dear Mr. Tennant:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

(4) Discontinued Operations, page 57

1.   We note in your 2002 Form 10-K your intention to adjust in the future the amount
        of loss from the discontinued operation for the settlement of the $1.5 million held
        in escrow. Explain to us how you accounted for the release of the $1.5 million
        held in escrow and where you reported it in your 2004 income statement.

(9) Long-Term Debt, page 60

(a) Convertible Notes, page 60

2.   We note from your disclosure in the 1st paragraph of this footnote that you were
        not required to pay any accrued interest upon conversion of the remaining
        $32,599,000 6 3/4 % Convertible Subordinated Notes. Please tell us how much
        accrued interest there was and how you accounted for it at the date of conversion.

3.   With a view towards clarifying disclosure in future filings, please explain to us
        how you accounted for your 2004 debt refinancing, including the costs incurred
        with third parties that were directly related to the refinancing. We refer you to the
        guidance in EITF Issue 96-19.

10 Commitments and Contingencies, page 64

4.   We note your statement in the last paragraph on page 64 "In light of such costs,
        we have settled various and in some cases similar matters on what we believe
        have been favorable terms which did not have a material impact on our financial
        position, results of operations, or cash flows." Please tell us whether you have
        accrued for any unsettled claims or whether you believe there is a reasonable
        possibility that a loss has been incurred for unsettled claims. If so, please include
        the required disclosures of paragraphs 9 and 10 of SFAS 5 in future filings.
        Provide us with this information in your response letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

 (1) Business and Presentation, page 5

Proposed Transaction with KPN Telecom B.V., a subsidiary of Royal KPN N.V., page 5

5.   In light of the fact that you are acquiring two subsidiaries of KPN Telecom B.V.
        and that KPN Telecom B.V. will only receive a 51% ownership interest in your

issued and outstanding shares of common stock, please explain to us in detail your basis for adjusting your assets and liabilities to fair value.

6. Further, explain to us in greater detail your basis for concluding that you are the accounting acquiree and why you believe it is appropriate to expense the merger related costs.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director